PS INTERNATIONAL GROUP LTD.

Unit 1703, 17/F, First Group Centre

23 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong

August 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington D.C. 20549

RE:	PS International Group Ltd.
File No. 333-297955
Registration Statement on Form F-3, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), PS International Group Ltd. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Wednesday, August 19, 2026, at 9:00 a.m. Eastern Time , or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Loeb & Loeb LLP, by calling Hermione Krumm at (212) 407-4062. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Krumm via email at hkrumm@loeb.com.

Sincerely,

PS International Group Ltd.

By:	/s/ Chunlin Tong
Chunlin Tong
Chief Executive Officer